SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                Rubi Tractament Termic Eficient, S.A. (Rubi TTE)
                      (Name of foreign utility company)

                                  Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:


David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Ohio 45202                                              25AT2 Cincinnati
Cincinnati                                              Ohio 45202
                                                        Cincinnati

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Rubi Tractament Termic Eficient, S.A., a corporation organized under the laws of Spain, that Rubi Tractament Termic Eficient, S.A. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Rubi Tractament Termic Eficient, S.A. ("Rubi TTE") a company incorporated in Spain, and its business address is Av. Paral.lel 51, First Floor, 08004 - Barcelona, Cataluna, Spain.

     Rubi TTE is constructing 6.1 megawatts of electric generation (sludge) assets in Spain. Rubi TTE's electric assets are located in northeastern Spain (Cataluna) and around Rubi, Cataluna, Spain, and will supply electricity to FECSA, a local utility company in Spain (Endesa's affiliate).

     Rubi TTE has an authorized share capital of 337.500.000 Spanish Pesetas, of which 33.750 shares, with a par value per share of 10,000 Pesetas, are issued and outstanding. Agrupacion Rubi S.A. owns 80 % of those shares (i.e. 27.000 shares) and Sanejament Energia, S.A. (SAENSA) owns 20 % of the shares (i.e. 6.750).

     Regarding the major shareholder, Agrupacion Rubi, S.A., the legal and beneficial owners of its shares are:

----------------------------------------- -------------------- ----------------
          Member                               Holding Size        % of Total
----------------------------------------- -------------------- ----------------
Age Inversiones en Medio Ambiente, S.L.           4.050               15%
Cinergy Renovables Ibericas, S.A., a
company incorportaed in Spai, and
indirect wholly-owned subsidiary of
Cinergy Global Power, Inc. (the latter
company being an indirect wholly-owned
subsidiary of Cinergy) ownes 48% of
its share capital
----------------------------------------- -------------------- ----------------
Endesa Cogeneracion Y Renovables, S.A.           14,850               55%
----------------------------------------- -------------------- ----------------
Sener Grupo de Ingenieria, S.A.                   8,100               30%
----------------------------------------- -------------------- ----------------

Save for those persons referred to above Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Rubi TTE.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Rubi
TTE: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Rubi TTE, nor is any such investment or contractual relationship contemplated.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                        CINERGY CORP.

                                        By: /s/Wendy L. Aumiller
                                             Assistant Treasurer

Dated:  February 13, 2001